Exhibit 99.1

Valens Semiconductor Reports Third Quarter 2025 Results

Key Financial Highlights:

●	Q3 2025 revenues: $17.3 million, exceeding the top end of our guidance

●	Q3 2025 gross margin: 63.0% GAAP; 66.7% non-GAAP, exceeding the top end of our guidance

●	Cash, cash equivalents and short-term deposits as of September 30, 2025: $93.5 million

HOD HASHARON, Israel, November 12, 2025 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the third quarter ended September 30, 2025.

“We are pleased to report a strong third quarter, well above our initial expectations, delivering revenues of $17.3 million,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “In the industrial machine vision market, we powered the market’s first end-to-end camera-to-processor MIPI A-PHY platform from D3 Embedded. In medical, we announced our first three product launches for the high-growth-potential endoscopy vertical. In automotive, our partner Sony Semiconductor Solutions brought to market a highly innovative A-PHY camera offering, and the standard received yet another strong endorsement from market leader Samsung.”

“Additionally, Valens’ Board of Directors has appointed a new CEO, Yoram Salinger, who will take over on November 13, 2025,” continued Ben-Zvi. “On a personal note, I’d like to express that it has been a privilege to lead the Valens team over the last five years. I’m confident that in his position as the next CEO of Valens, Yoram will accelerate Valens’ growth and strengthen its position as a leader in high-performance connectivity across industries.”

“The third quarter marks our sixth consecutive quarter of revenue growth, underscoring the strength and consistency of our performance. Looking ahead, our fourth quarter guidance reflects our expectation for continued momentum,” said Guy Nathanzon, CFO of Valens.

Q3 2025 Financial Highlights:

●	Q3 2025 revenues reached $17.3 million, exceeding our guidance of $15.1-$15.6 million, compared to $17.1 million in Q2 2025 and $16.0 million in Q3 2024.

o	Q3 2025 Cross-Industry Business (“CIB”) revenues accounted for approximately 75% of total revenues at $13.2 million compared to $12.8 million in Q2 2025 and $9.4 million in Q3 2024.

o	Q3 2025 Automotive revenues accounted for approximately 25% of total revenues at $4.1 million, compared to $4.3 million in Q2 2025 and $6.6 million in Q3 2024.

●	Q3 2025 GAAP gross margin was 63.0% (non-GAAP gross margin was 66.7%), above the guidance of 58%-60%. This is compared to a GAAP gross margin of 63.5% for Q2 2025 and 56.4% for Q3 2024 (non-GAAP gross margin of 67.2% in Q2 2025 and 60.7% in Q3 2024). On a segment basis, Q3 2025 gross margin from the CIB was 69.1% and gross margin from Automotive was 43.2%. This compares to a Q2 2025 gross margin of 67.8% and 50.5%, respectively, and Q3 2024 gross margin of 70.3% and 36.8%, respectively. The decrease in Q3 2025 automotive gross margin compared to Q2 2025 was due to product versions mix and certain operational expenses related to manufacturing line transition. The increase in gross margin of the CIB compared to Q2 2025 was due to a change in product mix.

●	Q3 2025 GAAP net loss amounted to $(7.3) million, compared to a net loss of $(7.2) million in Q2 2025 and a net loss of $(10.4) million in Q3 2024.

●	Q3 2025 adjusted EBITDA was a loss of $(4.3) million, better than the guidance range of a $(7.4)-$(6.8) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(4.0) million in Q2 2025 and an adjusted EBITDA loss of $(5.1) million in Q3 2024.

●	Cash balance as of September 30, 2025, was $93.5 million and no debt. This compares to a cash balance of $102.7 million as of June 30, 2025 and $131.0 million as of December 31, 2024. During Q3 2025, the company allocated $3.6 million for the share repurchase program, and a total of $23.4 million between January 1, 2025, and September 30, 2025. Currently there is no active share repurchase program.

Q3 2025 Business Highlights:

●	Customer demand exceeded expectations in the ProAV market, resulted in higher than expected revenues in Q3 2025

●	Marked the VA7000’s first three product launches in the medical industry for endoscopes, including the first single-use colonoscope with 4K video resolution

●	Sony Semiconductor Solutions brought to market a highly innovative A-PHY camera offering, while the standard received another endorsement from market leader Samsung

●	Announced the market’s first end-to-end camera-to-processor MIPI A-PHY platform from D3 Embedded

●	Board of Directors appointed Yoram Salinger as the new CEO and board member, effective November 13, 2025

Financial Outlook for Q4 and full year 2025

For Q4 2025, Valens expects revenues to range between $18.2 million to $18.9 million, gross margin to range between 58% to 60%, and adjusted EBITDA loss to range between $(4.6) to $(4.2) million.

For the full year 2025, Valens expect revenues to range between $69.4 to $70.1 million, an increase of approximately 20% compared to the annual revenue of 2024.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, November 12, 2025, at 8:30 a.m. Eastern Time (ET) to discuss its third quarter 2025 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2024 (including its full year 2024 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 26, 2025, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2024 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty, including with respect to China-Taiwan relations and increasing trade and other tariff-related tensions (as our current guidance assumes the estimated production and/or demand impact on us of current tariff conditions); political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	17,335	16,038	51,222	41,194
Gross Profit	10,922	9,045	32,339	24,204
Gross Margin	63.0%	56.4%	63.1%	58.8%
Net loss	(7,321)	(10,355)	(22,813)	(29,266)
Working Capital[1]	98,857	136,146	98,857	136,146
Cash, cash equivalents and short-term deposits[2]	93,549	133,098	93,549	133,098
Net cash provided by (used in) operating activities	(4,662)	2,964	(12,423)	1,349
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	66.7%	60.7%	66.9%	62.3%
Adjusted EBITDA Loss[4]	(4,297)	(5,137)	(12,659)	(17,374)
Non-GAAP Earnings Loss per share (in U.S. Dollars)[5]	$(0.04)	$(0.03)	$(0.10)	$(0.13)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation and amortization expenses, divided by revenue. For the three months ended September 30, 2025, and 2024, share-based compensation and depreciation and amortization expenses were $637 thousand and $684 thousand, respectively. For the nine months ended September 30, 2025, and 2024, share-based compensation and depreciation and amortization expenses were $1,917 thousand and $1,454 thousand, respectively.
[4]

Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period, and certain batch production incident income (expenses). We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES	17,335	16,038	51,222	41,194
COST OF REVENUES	(6,413)	(6,993)	(18,883)	(16,990)

GROSS PROFIT	10,922	9,045	32,339	24,204
OPERATING EXPENSES:
Research and development expenses	(10,803)	(10,309)	(31,591)	(30,415)
Sales and marketing expenses	(5,201)	(4,880)	(15,974)	(13,636)

General and administrative expenses	(2,211)	(5,825)	(9,575)	(12,793)

Change in earnout liability	(744)	(264)	(81)	(292)

TOTAL OPERATING EXPENSES	(18,959)	(21,278)	(57,221)	(57,136)
OPERATING LOSS	(8,037)	(12,233)	(24,882)	(32,932)
Change in fair value of Forfeiture Shares	1	3	1	38
Financial income, net	726	1,885	2,189	3,659
LOSS BEFORE INCOME TAXES	(7,310)	(10,345)	(22,692)	(29,235)
INCOME TAXES	(14)	(14)	(128)	(52)
LOSS AFTER INCOME TAXES	(7,324)	(10,359)	(22,820)	(29,287)
Equity in earnings of investee	3	4	7	21
NET LOSS	(7,321)	(10,355)	(22,813)	(29,266)

EARNINGS PER SHARE DATA:

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.07)	$(0.10)	$(0.22)	$(0.28)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	101,387,826	106,098,703	103,398,521	105,075,212
Other comprehensive income (loss):

Change in unrealized gain (loss) on cash flow hedges	(514)	-	220	-

TOTAL COMPREHENSIVE LOSS	(7,835)	(10,355)	(22,593)	(29,266)

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	31,588	35,423
Short-term deposits	61,961	95,532
Restricted Short-term deposit	1,120	1,138
Trade accounts receivable	9,896	7,751
Prepaid expenses and other current assets	4,455	3,904
Inventories	10,974	10,155
TOTAL CURRENT ASSETS	119,994	153,903
LONG-TERM ASSETS
Property and equipment, net	3,078	3,555
Operating lease right-of-use assets	7,106	7,458
Intangible assets	3,997	4,702
Goodwill	1,847	1,847
Other assets	669	687
TOTAL LONG-TERM ASSETS	16,697	18,249
TOTAL ASSETS	136,691	172,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES[7]	21,137	20,327
LONG-TERM LIABILITIES
Non-current operating leases liabilities	6,663	6,645
Earnout liability	-	2,413
Other long-term liabilities	59	79
TOTAL LONG-TERM LIABILITIES	6,722	9,137
TOTAL LIABILITIES	27,859	29,464
TOTAL SHAREHOLDERS’ EQUITY	108,832	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	136,691	172,152

[7]	The current liabilities include an amount of $2.5 million attributable to the earnout liability

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(7,321)	(10,355)	(22,813)	(29,266)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	743	823	2,271	1,758
Stock-based compensation	3,729	3,760	11,670	11,259
Exchange rate differences	212	87	369	1,353
Realized and unrealized losses on non-designated derivative instruments	36	-	655	-
Interest on short-term deposits	124	(312)	895	605
Change in fair value of forfeiture shares	(1)	(3)	(1)	(38)
Change in earnout liability	744	264	81	292
Reduction in the carrying amount of ROU assets	267	896	959	1,619
Equity in earnings of investee, net of dividend received	(2)	4	(1)	21
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	(1,787)	2,804	(2,169)	7,719
Prepaid expenses and other current assets	(1,152)	977	(274)	1,285
Inventories	464	2,274	(996)	4,675
Other assets	111	(73)	15	(7)
Current Liabilities	(478)	2,692	(2,342)	1,590
Change in operating lease liabilities	(319)	(865)	(722)	(1,487)
Other long-term liabilities	(32)	(9)	(20)	(29)
Net cash provided by (used in) operating activities	(4,662)	2,964	(12,423)	1,349
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(24,840)	(16,443)	(77,345)	(103,662)
Maturities of short-term deposits	20,105	25,380	111,940	129,418
Purchase of property and equipment	(281)	(722)	(818)	(987)
Cash paid for business combination, net of cash acquired	-	-	-	(7,800)
Derivative instruments of non-designated hedges	(643)	-	(1,315)	-
Net cash provided by (used in) investing activities	(5,659)	8,215	32,462	16,969
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(3,632)	-	(23,393)	-
Exercise of stock options	75	56	460	692
Net cash provided by (used in) financing activities	(3,557)	56	(22,933)	692

Effect of exchange rate changes on cash and cash equivalents	(3)	(498)	179	(828)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	(13,881)	10,737	(2,715)	18,182
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	46,589	24,706	35,423	17,261
CASH, CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	32,708	35,443	32,708	35,443

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	57	39	134	102

SUPPLEMENTAL CASH FLOW INFORMATION
Cash and cash equivalent	31,588	35,443	31,588	35,443
Restricted deposit	1,120	-	1,120	-
Total cash, cash equivalent and restricted deposit	32,708	35,443	32,708	35,443
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	94	309	94	309
Fair value of earnout liability assumed in business combination	-	-	-	2,036
Operating lease liabilities arising from obtaining operating right-of-use assets	113	579	607	5,412

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period and certain batch production incident income (expenses). We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Net Loss	(7,321)	(10,355)	(22,813)	(29,266)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(1)	(3)	(1)	(38)
Change in earnout liability	744	264	81	292
Financial income, net	(726)	(1,885)	(2,189)	(3,659)
Income taxes	14	14	128	52
Equity in earnings of investee	(3)	(4)	(7)	(21)
Certain batch production incident income (expenses)	(1,476)	2,249	(1,799)	2,249
Depreciation and amortization	743	823	2,271	1,758
Stock-based compensation expenses	3,729	3,760	11,670	11,259
Adjusted EBITDA Loss	(4,297)	(5,137)	(12,659)	(17,374)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(7,321)	(10,355)	(22,813)	(29,266)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.07)	$(0.10)	$(0.22)	$(0.28)
Weighted average number of shares used in calculation of net loss per share	101,387,826	106,098,703	103,398,521	105,075,212

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Non-GAAP Loss per Share[8]
GAAP Net Loss	(7,321)	(10,355)	(22,813)	(29,266)
Adjusted to exclude the following:
Stock based compensation	3,729	3,760	11,670	11,259
Depreciation and amortization	743	823	2,271	1,758
Certain batch production incident income (expenses)	(1,476)	2,249	(1,799)	2,249
Change in earnout liability	744	264	81	292
Change in fair value of Forfeiture Shares	(1)	(3)	(1)	(38)
Total Non-GAAP Loss used for computing Loss per Share	(3,582)	(3,262)	(10,591)	(13,746)
Earnings Per Share Data:
Non-GAAP Earnings (Loss) per Share (in U.S. Dollars)	$(0.04)	$(0.03)	$(0.10)	$(0.13)
Weighted average number of shares used in calculation of net loss per share	101,387,826	106,098,703	103,398,521	105,075,212

[8]

The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, certain batch production incident income (expenses) and the change in fair value of Forfeiture Share and earnout liability, divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Miri Segal

MS-IR IR for Valens

msegal@ms-ir.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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